ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC Canada
V6C 1B4

March 24 2008

Ms. Melissa Feider
Staff Accountant
United States Securities and Exchange Commission
Washington, DC
20549

Re:	Alternet Systems Inc.
Form 8-K/A filed March 21 2008

Dear Ms. Feider

I am writing in response to your letter dated March 20 2008.

I have filed an amended Form 8K. This amended Form 8K has been revised to contain:

Item No. 1
The disclosure of uncertainty regarding the ability of Alternet Systems Inc. to continue as a going concern in the accountants report has been included in the amendment.

Item No.2
Reference to the transition period ended September 20 2007 through to March 11 2008 has been deleted.

Item No.3
I have revised the disclosure regarding disagreements with our former accountant to March 12 2008.

Item No.4
I have revised the disclosure for consultation with our new accountant for the period from our last two fiscal years and through March 12 2008.

I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing and; the Company may not assert staff comments as a defense in any proceeding under the federal securities laws of the United States.

Thank you for your attention to this matter and in assisting us in our compliance with this Form 8K filing.

Sincerely
“Griffin Jones”
Griffin Jones
Principal Accounting Officer